Left Hand Brewing Company @LeftHandBrewing · Jul 29

We're raising funds to help independent craft beverage companies stay independent, avoiding selling to multinationals or closure. Our Community Investment Round opens to the public on Wed, July 31 at 9am ET through Wefunder. Link to follow!

Disclosure: bit.ly/3SnqEDR


Invest in Left Hand!
COMMUNITY ROUND OPENS TO THE PUBLIC JULY 31ST